EXHIBIT 99.4
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                              SINOVAC BIOTECH LTD.
             UPDATES FURTHER ON THE COMPLETION OF THE ACQUISITON OF
                 TANGSHAN YIAN BIOLOGICAL ENGINEERING CO., LTD.



BEIJING,  February 3, 2004 - Sinovac  Biotech  Ltd.  ("Sinovac")  (NASD  OTC-BB:
SNVBF; Frankfurt: SVQ) wishes to further update the January 30, 2004 announcement of the completion of its acquisition of 100% of the issued and outstanding shares of Tangshan Yian Biological Engineering Co., Ltd. ("Tangshan Yian" or "the Company").


Tangshan Yian operates in the city of Tangshan, People's Republic of China. Since its inception in 1993, the Company has operated as an R & D and manufacturing company specializing in the development and manufacturing of various vaccines including flu, vaccines for Hepatitis A and Hepatitis A&B, and a potential vaccine for SARS. Tangshan Yian supplies these vaccines to Sinovac's subsidiary, Sinovac Biotech Co., Ltd. The operations of Tangshan Yian are expected to supply large-scale quantities of new and updated vaccines for the domestic Chinese and international markets.


Tangshan Yian is located in the New Hi-tech Development Zone of Tangshan City, connected by superhighways to Beijing, 150 kilometers to the east. The Company's plant was built in accordance with the Pharmaceutical Industrial Standards and Regulations of China, which are based on international standards. The plant itself is 4300 square meters, which includes a Biological Safety Laboratory, Cell Culturing Workshop, Pilot Trial Production Workshop, Reagents Manufacture Workshop, and Research Lab for R&D of the Split Flu Vaccine. Moreover, within the plant, there is reserved space of about 1500 square meters, which will be used as a vaccine manufacture workshop. The plant is situated on 20,000 square meters of land, and has reserved an additional 10,0000 square meters in anticipation of future expansion. The land is already facilitated with full amenities.


Tangshan Yian provides Sinovac with a low-cost R & D and manufacturing base. The cost of Tangshan Yian's land is about 20% of its equivalent in Beijing while salaries are about 50% of those paid to equivalent personnel in Beijing. Furthermore, the acquisition of Tangshan Yian contributes talented management and scientists who will add significant value to Sinovac's progress in vaccine development and manufacture. These favorable attributes are even further compounded with the addition of Tanshan Yian's state-of-the-art facilities and expanded manufacturing capabilities. These advantages could prove invaluable for enhancing Sinovac's competitive position in its progression towards large-scale flu and potentially SARS vaccine manufacture.


Sinovac's  Beijing  operation  has  workshops  for  large-scale   production  of
inactivated Hepatitis A vaccine and Hepatitis A & B combination vaccine. However, according to GMP regulations (government regulated standards called Good Manufacturing Practices), these workshops cannot be used for any other new vaccine development. Therefore, the research and pilot production activities for the flu vaccine and potential SARS vaccine actually take place inside Tangshan Yian.


Sinovac's  potential  SARS vaccine has been approved for clinical  trials by the




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Chinese FDA (SFDA).  Tangshan Yian has produced  20,000 doses of this vaccine to date and has the ability and capacity to produce more of the SARS vaccine for use in these clinical trials. The Company will thus be able to efficiently produce further required quantities of the vaccine in timely manner. Of particular note is Tangshan Yian's production-scaled Biological Safety Level 3
laboratory,   which  includes  a  negative  pressure   facility.   These  highly
specialized, so-called P3 labs, are necessary for research on highly infectious and contagious viruses and production of their associated vaccines. There are only a few of these state-of-the-art labs in China.


Sinovac has conducted clinical trials on its flu vaccine. In order to receive further approvals from the SFDA (Chinese Food and Drug Administration), a flu vaccine production line must be built and the resulting manufactured final product must meet SFDA standards. To achieve this production capability, Sinovac is building a large-scale flu vaccine production line at Tangshan Yian. Sinovac is targeting to produce an initial 500,000 doses of flu vaccine for sale in the flu season of 2004/5. Actual production capacity is expected to be much greater than this quantity. Market demand for a high quality but low-cost inactivated flu vaccine in China is certainly expected to number in the millions each year.


For further information please refer to the Company's 6K filing with the SEC on EDGAR or refer to Sinovac's website at http://www.sinovac.com/.
                                       -----------------------


Contact: Graham Taylor at (888) 888 8312 or (604) 684-5990.


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OBJECTIVES,  DEVELOPING  ADDITIONAL PROJECT  INTERESTS,  NET FORCE'S ANALYSIS OF
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